SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: July 25, 2012

Press Release

For Immediate Release

OTI and Wright Express Sign a Strategic Cooperation Agreement

ISELIN, N.J. – July 24, 2012 - On Track Innovations Ltd. (NASDAQ GM: OTIV) today announced that it has signed a five year agreement with Wright Express that appoints OTI as a reseller in Africa and  the exclusive reseller in South Africa of Wright Express’ Quantum+ solution.  The Quantum+ solution provides a multi-country, multi-language, multi-currency back office solution for vehicle fleet payment device management and transaction processing services.

 “The alliance with Wright Express enables OTI to offer customers a sophisticated backend system to manage their Automated Vehicle Identification (AVI) programs. This is particularly important in Africa where many petroleum retailers have no pre-existing fuel card program, and as such are not in a position to introduce an AVI system,” said Oded Bashan, OTI’s chairman and CEO. “The addition of the Quantum+ solution complements OTI’s EasyFuel solution, and enables us to offer an end-to-end, turnkey solution to customers which is expected to increase revenues from licensing and transaction fees”.

“OTI’s extensive experience in petroleum payment solutions and innovative culture is a natural fit with Wright Express,” said David Maxsimic, interim executive vice president of Wright Express International.  “This introduces our offering to the African market and demonstrates our commitment to international growth.”

About Wright Express
Wright Express is a leading provider of value-based, business payment processing and information management solutions. The Company's fleet, corporate and prepaid payment solutions provide its more than 350,000 customers with unparalleled security and control across a wide spectrum of business sectors. The Company's operations include Wright Express Financial Services, Pacific Pride, rapid! PayCard, Wright Express Prepaid Cards Australia, Wright Express Fuel Cards Australia and CorporatePay Limited, England. Wright Express and its subsidiaries employ more than 900 associates in six countries.

Wright Express is listed on the New York Stock Exchange (WXS) and is recognized as a leading global provider of payment processing and information management services.  The Company’s charge cards are used by commercial and government fleets in the United States to purchase fuel and maintenance services for approximately 4.5 million vehicles.

For more information about Wright Express, please visit wrightexpress.com

About On Track Innovations Ltd. (www.otiglobal.com)
On Track Innovations Ltd. (“OTI”) designs, develops and markets ID-credentialing, payment and loyalty applications based on its extensive patent and IP portfolio. OTI combines standards-compliant and state-of-the-art, contactless microprocessor-based technologies and enabling hardware with proprietary software applications to deliver high performance, end-to-end solutions that are secure, robust and scalable. OTI solutions have been deployed around the world to address homeland security, national ID, medical ID, contactless payment and NFC solutions, loyalty applications, petroleum payment, parking and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “will”, "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations and not on factual events, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations such as statements related to the actual delivery, marketing and sales of OTI’s EasyFuel Products within the Wright Express’ Quantum+ solution during the term of the foregoing cooperation agreement, or related to the expected revenues to be generated from the aforesaid strategic cooperation agreement with Wright Express. Forward-looking statements could be impacted by market acceptance of OTI’s EasyFuel existing or future products and/or market acceptance of Wright Express’ Quantum+ solution and our ability to execute production on orders, as well as the other risk factors which are or might be beyond the company’s control and which are further discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2011, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein are not part of this press release.

OTI Contacts:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Relations
Todd Fromer / Garth Russell
KCSA Strategic Communications
212-896-1215 / 212-896-1250
tfromer@kcsa.com /grussell@kcsa.com